Live Ventures

June 29, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, NE
Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Live Ventures Incorporated
Request for Withdrawal of Offering Statement on Form 1-A (“Offering Statement”)
Filed August 27, 2020
File No. 024-11302

Ladies and Gentlemen:

On behalf of Live Ventures Incorporated, a Nevada corporation (the “Company”), we hereby request that the offering on Form 1-A (File No. 024-11302) (the “Form 1-A”) as filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2020, be withdrawn, effective the date of this letter.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Form 1-A effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to me at Live Ventures Incorporated, 325 E. Warm Springs Road, Suite 102, Las Vegas, Nevada 89119, or via email at mstein@liveventures.com.

The Offering Statement has not been qualified, and the Company did not sell any securities under the Offering Statement.

If you have any questions or comments regarding this request or require any additional information, please do not hesitate to contact me at (702) 997-5968.

Respectfully,

/s/ Michael J. Stein
Michael J. Stein
Senior Vice President and General Counsel

Live Ventures Incorporated ● 325 E Warm Springs ● Suite 102 ● Las Vegas, Nevada 89119

Tel: (800) 977-6038 ● Fax: (702) 997-5968 ● URL: www.liveventures.com.